UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

A PUBLICLY TRADED COMPANY WITH AUTHORIZED CAPITAL

CNPJ nº 06.057.223/0001- 71

NIRE 33.3.002.7290-9

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 7, 2022

1.        DATE, TIME AND VENUE: on March 7, 2022, at 10:00 p.m. at the headquarter of Sendas Distribuidora S.A. (“Company”), at Avenida Ayrton Senna, No. 6.000, Lot 2, Pal 48959, Attachment A, Jacarepaguá, Zip Code 22775-005, City of Rio de Janeiro, State of Rio de Janeiro.

2.        BOARD: Chairman: Mr. Jean Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio.

3.        CALL NOTICE AND ATTENDANCE: The call notice was waived due to the presence of all members of the Company’s Board of Directors attended the meeting: Mr. Jean-Charles Henri Naouri, Mr. Ronaldo Iabrudi dos Santos Pereira, Mrs. Josseline Marie-José Bernadette de Clausade, Mr. David Julien Emeric Lubek, Mr. Philippe Alarcon, Mr. Christophe José Hidalgo, Mr. Luiz Nelson Guedes de Carvalho, Mr. José Flávio Ferreira Ramos and Mr. Geraldo Luciano Mattos Júnior.

4.       AGENDA: To resolve on (i) performing, as well as approving the terms and conditions, of the 5th (fifth) issuance of simple debentures of the Company, not convertible into shares, unsecured, in a single series, in the total amount of BRL 250,000,000.00 (two hundred and fifty million reais) (“Issuance” and “Debentures”, respectively), for private placement pursuant to article 59, paragraph 1 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”) and other applicable legal and regulatory provisions, pursuant to the “Private Instrument of Deed of the 5th. (Fifth) Issuance of Simple Debentures of Sendas Distribuidora S.A., Non-Convertible into Shares, Unsecured, in a Single Series, for Private Placement”, to be entered into between the Company and True Securitizadora S.A., as debenture holder (“Indenture” and “Securitization Company”, respectively);

(ii) authorizing the Company to take part, as debtor of the real estate credit arising from the Debentures, in a public distribution operation with restricted placement, of real estate receivable certificates of the 505th. series of the 1st. issuance of the Securitization Company (“CRI” ), according to the Securities and Exchange Commission (“CVM”) Instruction No. 476, of January 16, 2009, as amended (“CVM Instruction 476”) and CVM Instruction No. 414, of December 30, 2004, as amended (“CVM Instruction 414”), in the amount of R$ 250,000,000.00 (two hundred and fifty million reais) (“Restricted Offering”);

(iii) the execution, by the Company, of any and all instruments necessary to carry out the Issuance, assume the obligations arising from the Debentures and implement the Restricted Offering;

(iv) authorizing the Board of Executive Officers and other legal representatives of the Company to perform all acts and take all necessary actions for the formalization of the Issuance, including, but not limited to, the signature of the Indenture, of the Restricted Offering distribution agreement, and all other documents related to the Issuance, as well as any amendments to said instruments, as well as the ratification of all acts and measures taken in this regard; and

(v) authorizing the Company’s Board of Executive Officers to retain the service providers necessary for the Issuance of the Debentures and the Restricted Offering, and to negotiate, sign the respective contracts and set their respective fees.

5.       RESOLUTION: The Board of Directors’ members analyzed the Agenda and resolved, by unanimous decision, without any exception to:

(i)	Authorize the Issuance by the Company, with the following main characteristics, which will be detailed and regulated within the scope of the Indenture, as well as the execution of the Indenture, of other documents of the Issuance and any amendments to such documents, by the directors of Company and/or attorneys appointed pursuant to article 17, item (h) of its Bylaws, regardless of additional approval in this regard at the General Meeting.

(a)	Binding to the issuance of the CRI. The Debentures will serve as backing for the issuance of a real estate credit note by the Securitization Company, which will represent the real estate credit embodied by the Debentures (“CCI”) and will be linked to the CRI through the “Securitization Term of Real estate credit of the 505th. Series of the 1st. Issuance of Certificates of Real Estate Receivables from True Securitizadora S.A.” (“Securitization Term”);

(b)	Total Amount of the Issuance: the total amount of the Issuance shall be R$ 250.000.000,00 (two hundred and fifty million reais), on Issuance Date (as defined below) (“Total Amount of the Issuance”);

(c)	Issuance Date: for all legal purposes and effects, the issuance date of the Debentures shall be defined in the Indenture as March 28, 2022 (“Issuance Date”);

(d)	Issuance Number: The Issuance constitutes the 5th (fifth) issuance of Debentures by the Company;

(e)	Unit Par Value: the unit par value of Debentures, on Issuance Date, shall be R$1,000.00 (one thousand Reais) (“Unit Par Value”);

(f)	Series Number: the Issuance will be carried out in a single series;

(g)	Quantity of Debentures: shall be issued 250.000 (two hundred and fifty thousand) Debentures;

(h)	Guarantees: the Debentures will not be secured by guarantees;

(i)	Maturity Term and Maturity Date: the Debentures will have a term of 1,096 (one thousand and ninety six) says from the Issuance Date, therefore expiring on March 28, 2025 (“Maturity Date”), except for the cases of full Optional Early Redemption of the Debentures, Early Redemption Offering with the resulting cancellation of all Debentures and the Events of Early Maturity (as defined below);

(j)	Conversion, Form and Debentures Ownership Confirmation: Debentures will be issued in registered and book-entry form, without the issuance of certificates or safeguards and will not be convertible into shares issued by the Company. Certificates representing the Debentures will not be issued, pursuant to article 63, paragraph 2, of the Brazilian Corporation Law. For all legal purposes and effects, ownership of the Debentures will be evidenced by the Securitization Company’s registration in the Company’s nominative debentures registry book (“Nominative Debentures Registration Book”), pursuant to articles 31 and 63 of the Brazilian Corporation Law;

(k)	Kind: the Debentures will be non-privileged, that is, without any guarantee or preference in relation to the Company’s assets, pursuant to article 58, caput, of the Brazilian Corporation Law;

(l)	Use of Proceeds: the net proceeds from this Issuance will be used entirely and exclusively by the Company to reimburse expenses and expenditures incurred by the Company related to the expansion and/or maintenance of certain properties, to be specified in the Indenture, incurred within 24 (twenty-four) months prior to the date of communication of the closing of the Restricted Offering (“Reimbursement” and “Reimbursement Enterprise”, respectively) in the total volume of R$250,000,000.00 (two hundred and fifty million reais) (“Use of Procedures”);

(m)	Adjustment for Inflation: The Unit Par Value or the balance of the Unit Par Value, however the case may be, of the Debentures shall not be subject to adjustment for inflation;

(n)	Compensation: from the first Payment Date, the Debentures will be entitled to a compensation corresponding to the accumulated variation of 100% (one hundred percent) of the average daily rates of DI – Interbank Deposits of one day, “over extra group”, expressed as a percentage per year, based on 252 (two hundred and fifty-two) Business Days (“DI Rate”), calculated and published daily by B3 SA – Brasil, Bolsa, Balcão (“B3”), in the daily newsletter available at its website (http://www.b3.com.br), exponentially increased by a spread of 0.75% (zero point seventy five percent) per year, based on 252 (two hundred and fifty-two) Business Days, levied on the Unit Par Value or on the Unit Par Value balance, as the case may be, and paid at the end of each Capitalization Period, as defined below (“Compensation”). Compensation will be calculated exponentially and cumulatively, pro rata temporis, for consecutive Business Days, from the first Payment Date or the immediately preceding Compensation Payment Date (as defined below), however the case may be, until the date of its effective payment, which must occur at the end of each Debenture Capitalization Period. Compensation will be paid semiannually, from the Issuance Date, always in the months of March and September of each year, with the first payment of Compensation due on September 28, 2022, and the last will be due on the Maturity Date (“Compensation Payment Dates”), according to the schedule to be provided for in the Indenture;

(o)	Capitalization Period: for purposes of calculation of the Compensations, the “Capitalization Period” means the period that begins on the first Date of Payment (including), in relation to the first Capitalization Period, or on the respective immediately previous Compensation Payment Date (including), in relation to the other Capitalization Periods, and that ends on the date of the next Compensation Payment Date, as the case, of the respective period (excluding). Each Capitalization Period succeeds the previous one without interruption, until the Maturity Date.

(p)	Amortization of the Unit Par Value: the Unit Par Value, or the balance of the Unit Par Value, as the case may be, of the Debentures, will be amortized in a single installment, on the Maturity Date of the Debentures, except in cases of Optional Early Redemption, Early Redemption Offering, Optional Extraordinary Amortization and Early Maturity Assumptions;

(q)	Placement and Distribution Plan: the Debentures will be the object of a private placement, without intermediation by institutions that are part of the securities distribution system and/or any sales effort to investors and will not be registered for distribution and trading on a stock exchange or unorganized over-the-counter market;

(r)	Subscription, Payment and Trading: the Debentures will be subscribed by the Securitization Company on a single date, through the signature of a subscription bulletin (“Subscription Bulletin”), as well as the registration on its behalf in the Nominative Debentures Registration Book. The Debentures may be subscribed with a premium or discount, to be defined in the act of subscription of the Debentures, provided that, if applicable, the premium or discount will be the same for all Debentures paid in on the same date. The Debentures will be paid in cash and in national currency, on each of the CRI payment dates, if there is more than one, in the terms and conditions of the Securitization Term. The payment price of the Debentures will correspond to the Unit Par Value. If the Debentures are paid in on more than one date, the price of the Debentures paid in after the first Payment Date will be equivalent to the Unit Par Value plus the respective Compensation calculated pro rata temporis, from the first Payment Date to the date of the effective payment of the Debentures (exclusively) (“Payment Price”). The Debentures shall not be, under any circumstance, assigned, sold, disposed or transferred, except in the event of possible settlement of CRI’s separate equity, under the terms set forth in the Securitization Agreement.

(s)	Early Maturity: subject to the provisions of the Indenture, the Securitization Company shall declare in advance the obligations arising from the Debentures in the verification of the occurrence of certain events, as provided for in the Indenture, and demand the immediate payment, by the Company, of the Unit Par Value, or the balance of the Unit Par Value, plus the respective Compensation, calculated pro rata temporis, from the respective Date of First Subscription and Payment, or the respective Compensation Payment Date immediately preceding, until the date of its effective payment, under the terms and deadlines established in the Indenture;

(t)	Optional Early Redemption: the Company from September 29, 2023 (inclusive), may redeem, at any time, the entirety of the Debentures, by sending a notice to the Securitization Company, with a copy to the CRI fiduciary agent, or publication of a notice to the CRI Holders, in accordance with the procedure set forth in the Securitization Term, 10 (ten) Business Days in advance of the event date (“Optional Early Redemption”), informing: (i) the date on which the Optional Early Redemption will be held, which must be a Business Day; and (ii) any other information relevant to the performance of Optional Early Redemption. In the event of Optional Early Redemption, the payment of the respective Unit Par Value or the balance of the Unit Par Value, however the case may be, plus the respective Compensation, calculated pro rata temporis from the first Date of Payment and Compensation Payment Date or the respective last Compensation Payment Date, however the case may be, through the date of the effective Optional Early Redemption, plus the Optional Early Redemption Premium, as set forth below, including interest and fines in arrears, if any; An “Optional Early Redemption Award” is considered to be a premium equivalent to 0.35% (zero point thirty five) per year, pro rata temporis, based on 252 (two hundred and fifty-two) Business Days, levied on the Unit Par Value or balance of the Unit Par Value, added with any Compensation due, calculated pro rata temporis from the first Payment Date or the last Compensation Payment Date, as the case may be, until the date of the effective Optional Early Redemption, multiplied by the remaining term, considering the number of Business Days to elapse between the date of the Optional Early Redemption and the Maturity Date of the Debentures, according to the formula to be described in the Indenture;

(u)	Early Redemption Offering: the Company may, at its sole discretion, at any time from the Issuance Date, offer early redemption of the entirety of the Debentures (“Early Redemption Offering”), and the Early Redemption Offering proposed by the Company be addressed to the Securitization Company, with a copy to the CRI fiduciary agent. The Company will carry out any Early Redemption Offering by sending a communication addressed to the Securitization Company, with a copy to the CRI’s fiduciary agent (“Early Redemption Offering Notice”), which shall describe the terms and conditions of the Early Redemption Offering, including (i) effective date for the redemption object of the Early Redemption Offering, which will coincide with the payment of the Amount of Early Redemption Offering (as defined below); (ii) mention that the Amount of Early Redemption Offering will be calculated as per the Indenture; (iii) the portion of the Early Redemption Offering Value (as defined below) to which it corresponds to any early redemption award to be offered by the Company, if any, which cannot be negative; (iv) the form and deadline for the manifestation to the Company of Debenture holders who choose to adhere to the Early Redemption Offering; and (v) any further information necessary for the operation of the Early Redemption Offering.

On the occasion of the Early Redemption Offering of the Early Redemption Offering, the Securitization Company will be entitled to payment of the Unit Par Value or the balance of the Unit Par Value, as the case may be, plus: (i) the Compensation, calculated pro rata temporis, from the first Payment Date or the immediately preceding Compensation Payment Date, as the case may be, until the redemption date object of the Early Redemption Offering, as well as, if applicable, (ii) a redemption premium, which, if any, cannot be negative, and (iii) if applicable, any late payment charges due and not paid, until the date of said redemption (“Amount of Early Redemption Offering”).

(v)	Optional Early Redemption by Tax Event: The Company may, at any time, in the event that it is required to carry out a withholding, a deduction or a payment referring to the addition of taxes under the terms of the Indenture, carry out the optional early redemption of the totality of the Debentures (partial redemption being prohibited), with the consequent cancellation of such Debentures, by sending a direct communication to the Securitization Company, with a copy to the Fiduciary agent of the CRI, at least 5 (five) Business Days prior to the redemption date, perform the total early redemption of the Debentures (“Optional Early Redemption by Tax Event”).

In the case of Optional Early Redemption by Tax Event, the amount to be paid by the Company relative to each of the Debentures will be equivalent to the Unit Par Value of the Debentures, added with: (a) the Compensation of the Debentures, calculated, pro rata temporis, from the first Payment Date of the Debentures or the Compensation Payment Date of the Debentures immediately preceding, as the case may be, until the effective redemption date (exclusive); (b) Arrears Charges (as defined below), if any; and (c) any pecuniary obligations and other accruals relating to the Debentures.

(w)	Optional Acquisition: the optional early acquisition of the Debentures by the Company will be prohibited;

(x)	Renewal: the Debentures are not subject to scheduled renewal;

(y)	Charges in Arrears: in the event of failure in the payment, by the Company, of any amount payable to the Securitization Company, the overdue debts not paid by the Company, shall be, from the default date to the effective payment date, subject to, regardless of request, communication or judicial or extrajudicial request, in addition to the respective Compensation: (i) traditional fine, not subject to reduction and non-compensatory, of two percent (2%); and (ii) interest in arrears, at the rate of one percent (1%) per month, both levied on the overdue amounts, except if the default has taken place by virtue of any operational issue caused by third parties and provided that such issue has been resolved within one (1) Business Day after the default date;

(z)	Payment Place: payments to which the Debentures are entitled will be made by the Company in the account held by the Securitization Company, as stated in the Indenture; and

(aa)	Extension of Time Limits: the deadlines referring to the payment of any obligation established in the Indenture until the first subsequent Business Day will be considered automatically extended if the maturity coincides with a day in which there is no banking business in the City of São Paulo, State of São Paulo, without any addition to the amounts payable.

(ii)	Authorize the Company to take part in the Restricted Offering, as debtor of the real estate credit arising from the Debentures, which will be the backing of the CCI linked to the issuance of the CRI;

(iii)	Enter into any and all instruments necessary to carry out the Issuance, as well as assume the obligations arising from the Debentures and implement the Restricted Offering;

(iv)	Authorize the Board of Executive Officers and other legal representatives of the Company to perform all acts and adopt all necessary measures for the formalization of the Issuance, including, but not limited to, the signature of the Indenture and all others documents related to the Issuance and the Restricted Offering, as the case may be, as well as any amendments to said instruments, as well as ratifying all acts and measures taken in this regard; and

(v)	Authorize the Board of Executive Officers and other legal representatives of the Company to retain the service providers necessary for the Issuance of the Debentures and the Restricted Offering, being able to negotiate, sign the respective contracts and set their respective fees.

6.       APPROVAL AND SIGNATURE OF THE MINUTES: Nothing else to be discussed, the work was suspended for the drawing up of these minutes. After reopening the work, the present minutes was read and approved, having been signed by all attendees. Rio de Janeiro, March 7, 2022. Chairman: Mr. Jean Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Attending members of the Board of Directors: Mr. Jean-Charles Henri Naouri, Mr. Ronaldo Iabrudi dos Santos Pereira, Mrs. Josseline Marie-José Bernadette de Clausade, Mr. David Julien Emeric Lubek, Mr. Philippe Alarcon, Mr. Christophe José Hidalgo, Mr. Luiz Nelson Guedes de Carvalho, Mr. José Flávio Ferreira Ramos and Mr. Geraldo Luciano Mattos Júnior.

I hereby certify, for the legal purposes, that the present document has been drafted in its own books, under the terms of paragraph 3, article 130 of Law No. 6,404/76, as amended.

__________________________________

Aline Pacheco Pelucio

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.